August 21, 2017	HARRY S. PANGAS DIRECT LINE: 202.383.0805 E-mail: harry.pangas@eversheds-sutherland.com

Via EDGAR

James E. O’Connor, Esq.

Tony Burak

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Harvest Capital Credit Corporation

Registration Statement on Form N-2

filed on June 16, 2017 (File No. 333-218821) (the “Registration Statement”)

Dear Mr. O’Connor and Mr. Burak:

On behalf of Harvest Capital Credit Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on July 14, 2017 and July 19, 2017 regarding the Registration Statement. The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the Company’s responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement, which was filed with the SEC on August 21, 2017.

Legal Comments

Fees and Expenses

1.

Comment: The Staff refers to the line item titled “Dividend reinvestment plan fees” in the Fees and Expenses table. In that line item, please include the $15 transaction fee that the administrator of the dividend reinvestment plan (the “DRIP”) is authorized to deduct if a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account. In addition, please disclose the following information regarding the DRIP in the related footnote:

The expenses of the dividend reinvestment plan are included in “other expenses.” The plan administrator’s fees will be paid by us. There will be no brokerage charges or other charges to stockholders who participate in the plan except that, if a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a per share brokerage commission from the proceeds.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

U.S. Securities and Exchange Commission

August 21, 2017

Please also disclose the amount of the per share brokerage commission that is paid under the DRIP.

Response: In the process of converting the Registration Statement from a universal shelf registration statement to a registration statement specific to an offering of debt securities, the Company has removed the Fees and Expenses table. The Company, however, will revise the disclosure in the Fees and Expenses table in its next universal shelf registration statement to include the above-referenced footnote.

In its next universal shelf registration statement, the Company will not be including the $15 transaction fee in the line item disclosure under “Dividend reinvestment plan fees,” however, because it believes that such line-item disclosure would only confuse investors.  The $15 transaction fee is assessed on the aggregate proceeds sold by the plan administrator on behalf of a given stockholder who instructs the sale in the future and not on a per share basis.  So the impact of the $15 transaction fee could vary significantly depending on the number of shares sold by the stockholder in the future and the price of that sale, and may bear little to no relationship to the price in the offering.  For example, disclosing a $15 transaction fee as a shareholder transaction expense on a $10 per share offering price may lead investors to believe that the $15 transaction fee is assessed on a per share basis.  This disclosure would be particularly confusing to an investor, say, who purchased 1,000 shares in the offering and later sold those shares for $10,000 in aggregate proceeds pursuant to the DRIP.  The impact of the $15 transaction fee to this investor would be 1.5% per share (or 0.15% of the sale proceeds), but not the 150% per share seemingly presented in the line-item disclosure.  As a result, instead of including the $15 transaction fee in the line-item disclosure, the Company will reference the fee in the footnote disclosure so investors will have the information and context they need to understand how the fee would apply to the aggregate proceeds in a future sale pursuant to the DRIP.

The Company also will not be including the amount of the per share brokerage commission paid under the DRIP on the basis that Instruction 4 to Item 3 of Form N-2 expressly excludes “brokerage commissions” from the required disclosure of DRIP fees.

U.S. Securities and Exchange Commission

August 21, 2017

2.	Comment: Please inform the Staff whether the Company has any Acquired Fund Fees and Expenses that should be included in the Fees and Expenses Table.

Response: The Company informs the Staff that it does not have any Acquired Fund Fees and Expenses to include in the Fees and Expenses Table. The Company does have an investment in a collateralized loan obligation fund, but as the Staff noted in Question 1 to the “Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses,” the expenses of such investments are not required to be included in the Acquired Fund Fees and Expenses table.

3.	Comment: Please confirm for the Staff that the calculations in the return example following the Fees and Expenses table are correct.

Response: The Company confirms that the calculations in the return example following the Fees and Expenses table were correct, based on the assumptions noted in the disclosure under the example, including that “[b]ecause the income incentive fee under our investment advisory agreement is unlikely to be significant assuming a 5% annual return, the example assumes that the 5% annual return will be generated entirely through the realization of capital gains on our assets and, as a result, will trigger the payment of a capital gains incentive fee under our investment advisory agreement.”

Selected Financial and Other Data

4.

Comment: In the Selected Financial and Other Data table, please include additional line items for the Company’s “total return based on net asset value” and “total return based on market value.” Please also disclose by footnote how these two numbers are calculated and that, while they reflect fund expenses, they do not reflect any sales load that may be paid by investors.

Response: The Company has added the above-referenced disclosure to the Registration Statement. See page 10 of the Registration Statement.

Risk Factors

5.

Comment: Please confirm to the Staff that all of the PIK income and other original issue discount (“OID”) attributable to the Company’s assets, if material, will be separately identified in the Company’s financial statements. Please also confirm that the Company’s Schedule of Investments identifies the cash and non-cash interest for each OID security. Please also explain to us how the Company will report unamortized OID in its financial statements.

Response: The Company advises the Staff that all of the PIK income and other OID attributable to the Company’s assets, if material, are separately identified in the Company’s financial statements and that the Company’s Schedule of Investments identifies the cash and non-cash interest components for each security. The Company does not separately report or aggregate unamortized OID in its financial statements; however, such amounts may be determined by comparing the outstanding principal versus the cost of the Company’s investments in the Schedule of Investments. The Company also notes that its accounting policy with respect to the amortization of OID is set forth in Note 2 to the financial statements.

U.S. Securities and Exchange Commission

August 21, 2017

6.

Comment: The Staff refers to the following disclosure under the risk factor titled “Regulations governing our operations will affect our ability to raise, and the method for raising, additional capital, which may expose us to risks”: “Preferred stockholders will also have separate voting rights and may have rights, preferences or privileges more favorable than those of holders of our common stock.” Please revise the disclosure to reference the fact that the preferred stockholders’ separate voting rights will include the right to elect two directors designated by the preferred stockholders.

Response: In the process of converting the Registration Statement from a universal shelf registration statement to a registration statement specific to an offering of debt securities, the Company has removed this particular disclosure in the Risk Factors. The Company notes, however, that it does disclose the right of future preferred stockholders to elect two directors on page 105 of the Registration Statement, under the heading “Description of Our Capital Stock—Preferred Stock,” and will include such disclosure in a relevant risk factor, as applicable, in its next universal shelf registration statement.

7.

Comment: Please disclose how frequently and in what circumstances the Company consults with a third-party independent valuation firm about its “Level 3” assets. Please disclose whether the Company consults with an independent valuation firm in valuing each of its securities classified as Level 3. If not, please disclose why it does not do so. Please advise the Staff whether the Company’s board of directors receives a written report with respect to every asset of the Company that it values.

Response: The Company refers the Staff to the disclosure on pages 90-91 of the Registration Statement, which addresses how frequently and in what circumstances the Company consults a third-party independent valuation firm about its Level 3 assets, and notes that the nature of the materials and input that the Company’s board of directors receives in the valuation process varies depending on the nature of the investment and the other facts and circumstances. As noted on page 91 of the Registration Statement, the Company’s board of directors generally receives a report on every material Level 3 investment on a quarterly basis either (i) from the Company’s management or the investment professionals of its investment adviser or (ii) from a third-party valuation firm, and in some instances the board of directors may receive a report from both. Whether the Company’s board of directors receives a report by the third-party valuation firm or by the Company’s management or investment professionals of its investment adviser generally depends on the investment rating of the Level 3 asset. For example, in the case investments that are Level 3 assets and have an investment rating of 1 (performing above expectations), the Company generally engages an independent third-party valuation firm to review all such material investments at least annually, so in certain quarters where the third-party valuation firm does not review such assets, a report will generally be prepared by the Company’s management or investment professionals of its investment adviser. In the case of investments that are Level 3 assets and have an investment rating of 2 through 5 (with performance ranging from within expectations to substantially below expectations), the Company generally engages an independent external valuation firm to review all such material investments quarterly.  However, in certain cases for Level 3 assets, the Company may determine that it is more appropriate for the Company’s management or the investment professionals of its investment adviser to prepare a report instead of engaging an independent third-party valuation firm on a quarterly basis, because a third-party valuation is not cost effective or the nature of the investment does not warrant a quarterly third-party valuation. Similarly, under certain unique circumstances, the Company may determine that a formal valuation report is not likely to be informative, and neither a third-party valuation report nor a report from the Company’s management or the investment professionals of its investment adviser is prepared. Such circumstances might include, for example, an instance in which the investment has paid off after the period end date but before the board of directors meets to discuss the valuations. In addition, in the case of investments that are Level 1 or 2 assets, generally no report is prepared by management or by the third-party valuation firm because of the availability of quotes in markets for such investments or similar assets.

U.S. Securities and Exchange Commission

August 21, 2017

8.

Comment: On page 21 of the Registration Statement, under the risk factor titled “We may expose ourselves to risks if we engage in hedging transactions,” it states that the Company may hedge against currency exchange rate risk. Please advise the Staff whether the Company is hedging against currency exchange rate changes and, if so, why.

Response: The Company is not currently hedging against currency exchange rate risk and has not to date. The Company advises the Staff, however, that, although it does not have any immediate intention of hedging currency exchange rate risk, it prefers to maintain disclosure in this risk factor to address the fact that the Company may engage in such hedging in the future if it makes any investments in foreign companies.

9.

Comment: The Staff advises the Company that it is the view of the Division of Investment Management that, under Sections 8(b)(1) and 13(a) of the Investment Company Act of 1940 and Guide 1 to Form N-2, an investment company cannot reserve freedom of action to take in excess of six months to invest net proceeds. Please confirm to the Staff that the Company will not take in excess of six months to invest net proceeds.

Response: The Company refers the Staff to the disclosure in the “Use of Proceeds” section on page 33 of the Registration Statement filed on June 16, 2017, which provided as follows: “We estimate that it will take less than six months for us to substantially invest the net proceeds of any offering made pursuant to this prospectus, depending on the availability of attractive opportunities, market conditions and the amount raised. However, we can offer no assurance that we will be able to achieve this goal.” The Company believes that this disclosure and approach is consistent with the requirements imposed on business development companies (“BDCs”) under Guide 1 to Form N-2, which suggests that an investment timeframe of up to two years may be appropriate for BDCs. In particular, Guide 1 to Form N-2 states that the Division of Investment Management is of the view that a BDC must obtain the approval of its stockholders for a change of its business purpose if more than half of its total assets are not invested in the types of securities designed to meet its business purpose within the earlier of (i) “two years after termination or completion of sales” or (ii) “2 years after commencement of its initial public offering.” Similarly, Guide 1 to Form N-2 also states that an investment time frame of up to two years may be appropriate for a registrant that has a primary objective of investing in small businesses and that “[a]n extended investment period may be justified for such a registrant because of the low trading volume of small business securities and the amount of financial analysis required for such investments.” While the Company’s portfolio companies (which are primarily middle-market and lower-middle-market companies) may not qualify as “small businesses” under Guide 1 (issuers limited to total assets of not more than $4 million and capital not in excess of $2 million), the same rationale for a longer investment period for investments in “small businesses” applies to the Company’s investments: there are low trading volumes in the securities of the Company’s portfolio companies and the amount of financial analysis required for the investments is substantial. For that reason, and due to the specific guidance on BDCs in Guide 1, the Company believes that its current disclosure and approach is appropriate.

U.S. Securities and Exchange Commission

August 21, 2017

The Company further notes that the “Use of Proceeds” section has been revised to address the conversion of the Registration Statement from a universal shelf registration statement to a registration statement specific to an offering of debt securities, but that the Company intends to include disclosure substantially identical to the paragraph above in the “Use of Proceeds” section of its next universal shelf registration statement.

Price Range of Common Stock and Distributions

10.	Comment: Disclose whether any distributions by the Company in fiscal year 2017 included a return of capital.

Response: The Company advises the Staff that it does not believe that any of its distributions in fiscal year 2017 have included a return of capital. The Company notes, however, that whether its distributions in fiscal year 2017 include a return of capital for tax purposes will not be determined until it files its tax return in 2018 for the year ended December 31, 2017. The Company further states that it follows Accounting Standards Codification 946-20-50-10, which provides that if management of a fund determines that a tax return of capital is likely to occur for the fund's fiscal year, although the exact amount may not be estimable, that fact should be disclosed in a note to the interim financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

11.	Comment: Please add the substance of the following disclosure where appropriate:

Our board of directors, including a majority of independent directors, will annually review the compensation we pay to JMP Credit Advisors LLC to determine that the provisions of the Administrative Agreement are carried out satisfactorily and to determine, among other things, whether the fees payable under such agreement are reasonable in light of the services provided. Our board of directors reviews the methodology employed in determining how the expenses are allocated to us and the proposed allocation of administrative expenses among us and the affiliates of JMP Credit Advisors. Our board of directors then assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to JMP Credit Advisors for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs.

U.S. Securities and Exchange Commission

August 21, 2017

Response: The Company refers the Staff to the disclosure on page 84 of the Registration Statement under the heading “Administration Agreement.” Among other things, this disclosure states the following regarding the board of directors’ process in reviewing amounts paid under the Administration Agreement: “Our board of directors or a committee thereof discusses with our administrator the methodology employed in determining how the expenses are allocated to us. Our board of directors or a committee thereof also assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services. In addition, our board of directors or a committee thereof consider other factors in assessing the reasonableness of the fee, including the amounts paid for such services by other BDCs and the costs that may be associated with obtaining similar services from other third-party service providers.” The Company believes that the foregoing disclosure describes the board’s review sufficiently and that additional disclosure is not required.

12.

Comment: With respect to the Company’s unfunded commitments, please provide the Staff with the following information: (1) a representation that it reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments; and (2) a general explanation as to why it believes it can cover its commitments.

Response: The Company advises the Staff that it reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. The Company believes that it has adequate liquidity in the form of current and projected cash and cash equivalents, anticipated cash flows and pre-payments from its portfolio investments, assets available for sale, and borrowing capacity under its revolving credit facility to fund those unfunded commitments that the Company may be required to fund.

Senior Securities Table

13.

Comment: In the Senior Securities table, in addition to or in the alternative to expressing the ratio in terms of dollar amounts per $1,000 of indebtedness as required under Instruction 2 to Item 4 of Form N-2, please express also or alternatively express the coverage in the table as a ratio.

Response: The Company believes that the current disclosure in the Senior Securities table on page 50 of the Registration Statement is consistent with the requirements under Item 4 of Form N-2, which provides in Instruction 2 thereto that “[I]n lieu of expressing the asset coverage in terms of a ratio, as described in Section 18(h), express it for each class of senior securities in terms of dollar amounts . . . per $1,000 of indebtedness (in the case of senior indebtedness).”

U.S. Securities and Exchange Commission

August 21, 2017

Business Section

14.

Comment: In connection with the disclosure on page 56 and 57 regarding the Company having adopted a guideline that it will generally refrain from investing more than 15% of our portfolio in any single industry sector, please include disclosure stating that the Company’s portfolio may be subject to concentration risk due to its investment in a limited number of portfolio companies.

Response: The Company has added the above-referenced disclosure to the Registration Statement. See pages 52 and 53 of the Registration Statement.

Description of Preferred Stock

15.	Comment: Please confirm that the Company has no current intention to issue preferred stock.

Response: The Company confirms that it has no current intention to issue preferred stock.

Regulation

16.

Comment: The Staff refers to the discussion of the Sarbanes-Oxley Act of 2002 on page 123, particularly the discussion of the audit of the effectiveness of internal control over financial reporting. As an emerging growth company, is the Company required to obtain an audit of the effectiveness of its internal control over financial reporting?

Response: As an “emerging growth company” under the JOBS Act, the Company is not currently subject to the requirement that its independent registered public accounting firm must attest to the effectiveness of its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. But the Company will become subject to this requirement when it ceases to be an “emerging growth company” on December 31, 2018. The Company has revised this disclosure to note that it is not currently subject to this requirement, but will become subject to it once the Company ceases to be an emerging growth company on December 31, 2018.

Plan of Distribution

17.

Comment: The Staff refers to the following disclosure on page 126 of the Registration Statement: “In order to comply with the securities laws of certain states, if applicable, our securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, our securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.” Please inform the Staff how the states can require registration or restrict sale given that the Company has its equity securities registered on a national securities exchange.

U.S. Securities and Exchange Commission

August 21, 2017

Response: The Company will revise the disclosure under the “Plan of Distribution” section of its next universal shelf registration statement to remove the above-referenced disclosure. In the process of converting the Registration Statement from a universal shelf registration statement to a registration statement specific to an offering of debt securities, the Company removed the “Plan of Distribution” section and replaced it with an “Underwriting” section.

Accounting Comments

General Comments

18.

Comment: Please update the Registration Statement to include and reflect the Company’s financial statements for the three months ended June 30, 2017 if the Registration Statement is not declared effective before the Company files its quarterly report on Form 10-Q for that period.

Response: The Company has revised the Registration Statement to include and reflect the Company’s financial statements for the quarter ended June 30, 2017.

Selected Financial and Other Data

19.

Comment: The Staff refers to the disclosure on pages 2, 12, and 38 of the Registration Statement discussing the average annualized yield on the Company’s investments. Please advise the Staff whether the stated average annualized yield reflects such yield on all investments of the Company (including equity investments) or only income-producing investments.

Response: The Company advises the Staff that the average annualized yield disclosed in the Registration Statement reflects the yield on income-producing investments. The Company has revised the disclosure in the Registration Statement to break out separately the average annualized yield based on (i) all of the Company’s investments and (ii) only the Company’s income-producing investments. See pages 2, 10, and 34-35 of the Registration Statement.

Fees and Expenses Table

20.

Comment: The Staff refers to the total fees and expenses in the Fees and Expenses table. Please confirm the total fees and expenses reflect the correct total of the fees and expenses listed in the table.

Response: The Company will revise the “Fees and Expenses” table accordingly in its next universal shelf registration statement. In the process of converting the Registration Statement from a universal shelf registration statement to a registration statement specific to an offering of debt securities, the Company removed the “Fees and Expenses” table.

U.S. Securities and Exchange Commission

August 21, 2017

21.	Comment: Please advise the Staff what DRIP expenses are included in the “Other expenses” line item.

Response: The DRIP expenses that are included in the “Other Expenses” line item to the Fees and Expenses table consist of the plan administrator’s service fee under the DRIP and the other expenses of administering the DRIP, including, for example, postage, mailing fees and other miscellaneous charges.

Price Range of Common Stock

22.

Comment: In the lead-in to the table under “Price Range of Common Stock and Distributions” on page 34 of the Registration Statement, there is a reference to the price ranges consisting of each fiscal quarter since the Company’s initial public offering (which occurred in 2013), but the table only goes back to 2015. Please revise the lead-in to the table accordingly.

Response: The Company will revise the “Price Range of Common Stock and Distributions” section accordingly in its next universal shelf registration statement. In the process of converting the Registration Statement from a universal shelf registration statement to a registration statement specific to an offering of debt securities, the Company removed the “Price Range of Common Stock and Distributions” section.

Administration Agreement

23.

Comment: The Staff refers to the disclosure in the “Administration Agreement” section on page 87 of the Registration Statement regarding the cap on the amounts payable under the Administration Agreement for fiscal year 2016. Please advise the Staff which of the two potential caps applied in fiscal year 2016 and confirm that the amounts paid under the Administration Agreement for fiscal year 2016 complied with this cap.

Response: The approved cap under the Administration Agreement for fiscal year 2016 was based on the lesser of (i) 0.60% of the average of the Company’s total investments (at fair value) over the year ended December 31, 2016 and (ii) $917,000. Based on the average of the Company’s total investments (at fair value) over the year ended December 31, 2016, the applicable cap for fiscal year 2016 was $830,586. However, on January 4, 2017, the Company’s board of directors approved an increase in the cap to the extent necessary to reimburse JMP Credit Advisors for the cost of administrative services provided to the Company by Chief Executive Officer Richard P. Buckanavage and Vice President Ryan T. Magee in the fourth quarter of 2016, in an amount up to $75,000. The amounts paid under the Administration Agreement for fiscal year 2016 did not exceed the cap, as increased by the board of directors in January 2017.

U.S. Securities and Exchange Commission

August 21, 2017

Schedule of Investments

24.

Comment: The Staff refers to the Schedule of Investments on page F-8 of the Registration Statement, particularly the line-item and footnote disclosure relating to the Company’s investments in Northeast Metal Works LLC. The Staff notes that the Company’s investments in Northeast Metal Works LLC at March 31, 2017 are valued at or near par, but the footnote disclosure states that the loan was in violation of financial covenants and that an additional 3% of PIK interest was imposed as a default rate of interest. Please advise the Staff whether this loan was in default at March 31, 2017, and, if so, whether this default was an indication of financial distress of the portfolio company and how the default affected the valuation.

Response: The Company advises the Staff that this investment was in violation of certain financial covenants at March 31, 2017. This violation technically put the investment in default and triggered the Company’s right, as the lender, to impose an additional 3% of PIK interest as default interest on the portfolio company borrower. The portfolio company borrower, however, continued to make interest and principal payments on time, and other factors indicated that interest and principal remained collectible. Further, the potential increased risk in the investment that might be inferred from the financial covenant violation was balanced by the increased default rate of interest that would be received and the other factors noted above. Accordingly, the valuation of the investment remained at par for the revolving loan and near par for the term loan.

*     *     *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805 or R. Christian Walker at (202) 383-0872.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas